UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  JUNE 17 2005


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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REGULATORY APPROVAL

NOVO NORDISK RECEIVES US APPROVAL OF LEVEMIR(R) AND BECOMES THE FIRST COMPANY WITH A FULL RANGE OF INSULIN ANALOGUES IN THE US

Novo Nordisk announced today that the US Food and Drug Administration (FDA) has granted marketing authorisation for Levemir(R), the company's long-acting insulin analogue for the treatment of diabetes. With the US approval of Levemir(R), Novo Nordisk is the only company in the US with a complete range of insulin analogues, encompassing rapid-acting NovoLog(R), premixed NovoLog(R) Mix 70/30 and now also the long-acting analogue Levemir(R).

"The US approval of Levemir(R) is an important event for Novo Nordisk in the US as it completes our portfolio of insulin analogues and thereby paves the way for continued expansion of our US diabetes care franchise," says Kare Schultz, executive vice president and chief operating officer.

In addition to the US approval, Levemir(R) has already been approved for use in 37 countries, including the countries in the European Union. The product has been introduced in 11 European markets, with additional launches expected during the second half of 2005.

Levemir(R) is a soluble, long-acting basal human insulin analogue with a relatively flat action profile and prolonged duration of action of up to 24 hours. Levemir(R) is indicated for once or twice-daily subcutaneous administration in the treatment of adult patients with diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycaemia. Levemir(R) can be used as the basal component of basal-bolus therapy in type 1 and type 2 diabetes and as add-on therapy in people with type 2 diabetes who are inadequately controlled on oral antidiabetic agents. The file on use in paediatrics is under review with the FDA and a decision is expected before the end of 2005.

Novo Nordisk expects to introduce Levemir(R) in the US market within the next 12 months. The approval of Levemir(R) does not change Novo Nordisk's expectations for the financial results for 2005.

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NOVO NORDISK is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 21,000 full-time employees in 78 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:
Media:                             Investors:
Outside North America:             Outside North America:
Mike Rulis                         Mogens Thorsager Jensen
Tel (direct):                      Tel (direct):
(+45) 4442 3573                    (+45) 4442 7945

                                   Mads Veggerby Lausten

                                   Tel (direct):

                                   (+45) 4443 7919

In North America:                  In North America:
Susan T Jackson                    Any of the above contacts
Tel (direct):                      or
(+1) 609 919 7776                  tel (direct):
                                   (+1) 609 919 7937


Stock Exchange Announcement no 18 / 2005

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: JUNE 17 2005                            NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer